EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(In thousands)

	2006	2007	2008	2009	2010

Earnings:
Income before income tax provision	135,626	169,685	171,918	175,376	225,476
Plus: fixed charges per below	36,570	42,433	45,462	52,798	43,163
Less: capitalized interest per below	654	206	29	—	—
Plus: current period amortization of interest capitalized in prior periods	30	39	39	39	39

Total earnings	$171,572	$211,951	$217,390	$228,213	$268,678

Fixed charges
Interest expense	$33,141	$39,206	$43,102	$49,161	$40,134
Capitalized interest	654	206	29	—	—
Interest portion of rent expense	2,775	3,021	2,331	3,637	3,029

Total fixed charges	$36,570	$42,433	$45,462	$52,798	$43,163

Ratio of earnings to fixed charges	4.7	5.0	4.8	4.3	6.2